VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2007 MAY -1 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07022995

10 April 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

SUPPL

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

PROCESSED
MAY 03 2007
THOMSON
FINANCIAL

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
8/33 Ryde Road Pymble NSW 2113
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Release

Date: April 10, 2007

Subject: Appointment of new director

The Company is pleased to announce the appointment of Nadaisan (Raj) Logaraj as a Non-Executive Director.

Mr Logaraj brings to the Board a depth of international experience that will be an invaluable asset to the Company as it develops its world leading Virotherapy Intellectual Property.

Mr Logaraj has previously held roles of Director of Vickers Ballas, (the largest and listed independent stockbroking house in South East Asia) in which he concurrently headed up the Financial Solutions Group of the firm as President, with oversight responsibilities for its derivatives business, particularly from a Risk Management perspective, Executive Director at Turnbull & Partners Limited and International Partner of Baker & McKenzie, with responsibility for the development of the firm's Asean Practice. He headed the Corporate & Commercial Group of the firm's Australian offices and concurrently chaired its Business Development Committee.

Currently Mr. Logaraj advises several Asian and Australasian corporations on their international investments and is a Member of the NSW Government's Asia Business Advisory Council. He was one of six external advisers to The University of Sydney on its strategic development and is currently a Member of its Council which deals with Asia Pacific issues.

Mr Logaraj is the National President of the Australia-Singapore Chamber of Commerce (since 1993), as well as a Director of the Australia-India Leadership Dialogue. He holds a Master of Laws degree from The University of Sydney majoring in International Tax and Public Company Finance.

Mr Logaraj brings to the Board a wealth of contacts and an independent perspective. He is well placed to assist the Company in developing into a mainstream Biotechnology Organisation.

Bryan Dulhunty
Executive Chairman

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 675 351

VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2007 MAY -1 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 April 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: Viralytics Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
8/33 Ryde Road Pymble NSW 2113
Australia

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Viralytics Ltd
ABN	12 010 675 351

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nadaisan (Raj) Logaraj
Date of appointment	10 April 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Ozean Investments Pty Limited as Trustee for the Logaraj Nadaisan Superannuation Fund	120,000 ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2007 MAY -1 A 8:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 April 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: Viralytics Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and

- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
8/33 Ryde Road Pymble NSW 2113
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Release
Date: 20 April 2007
Subject: Appendix 4c Quarterly Cash Flow – March Quarter 2007

The quarter ended 31 March 07 was again a strong operational quarter with all the Company's operational goals progressing as planned, while once again cash outflow was reduced from previous quarters. Operational cash outflow for the March 07 quarter was $675,000. This compares with $1,619,000 for the March 06 quarter. This continuous quarterly reduction in cash outflow highlights the success of the Company's cash management policy.

Operational highlights of the quarter were

Clinical

- the commencement of patient recruitment for the Company's second human trial, the Phase 1 intratumoural administration in late stage Melanoma patients.

- the approval of the Company's third human trial – Intravenous administration Phase 1 trial in late stage Prostate, Breast and Melanoma patients.

Science

- peer review publication in the British Journal of Haematology of an article titled, "Oncolytic Coxsackievirus A21 as a novel therapy for multiple myeloma". The publication illustrates the capacity of CAVATAK™ to target and destroy multiple myeloma cells. This follows on from previous highly successful pre-clinical proof of concept studies of oncolytic activity of CAVATAK™ in Prostate, Breast and Melanoma cancers.

Subsequent to the end of the quarter the Company was also pleased to announce the appointment of Nadaisan (Raj) Logaraj as a Non- Executive Director.

The Company expects the current quarter to be another good operational quarter for the company.

Bryan Dulhunty
Executive Chairman

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Viralytics Limited

ABN	Quarter ended ("current quarter")
12 010 657 351	31 March 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(126)	(340)
	(b) advertising and marketing	-	-
	(c) research and development	(408)	(1,404)
	(d) leased assets	-	-
	(e) other working capital	(122)	(753)
	(f) intellectual property/patent costs	(64)	(223)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	46	130
1.5	Interest and other costs of finance paid	(1)	(4)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	**(675)**	**(2,594)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(675)**	**(2,594)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	(130)
	(c) intellectual property	-	(2,000)
	(d) physical non-current assets	- (25)	- (38)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a)businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	1	1
	(e)other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(24)	(2,167)
1.14	**Total operating and investing cash flows**	**(699)**	**(4,761)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	4,460
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	(10)	(519)
	Net financing cash flows	(10)	3,941
	Net increase (decrease) in cash held	**(709)**	**(820)**
1.21	Cash at beginning of quarter/year to date	3,246	3,357
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	**2,537**	**2,537**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	77
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,537	3,246
4.2	Deposits at call		
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	2,537	3,246

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Original Signed..Date: 20 April 2007

(Director)

Print name: Bryan Dulhunty...

END